UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of stake in the Potiguar Basin

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Rio de Janeiro, September 20, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 08/16/2022 and 09/08/2022, informs the beginning of the binding phase regarding the sale of 40% of its stake in the BM-POT-17 exploratory concessions, in which the Pitu well Discovery Assessment Plan is being developed (Blocks POT-M-853 and POT-M-855), and the POT-M-762_R15 Concession (Block POT-M-762), located in deep waters in the Potiguar Basin - Equatorial Margin - off the coast of Rio Grande do Norte. Petrobras currently holds a 100% stake in these concessions and will continue as operator of the partnership after the sale.

Potential buyers qualified for this phase will receive a Process Letter with detailed instructions about the process, including guidelines for due diligence and for submitting binding proposals.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, set forth in Decree 9,355/2018.

The search for partnership in these assets is aligned with the portfolio management strategy and the improvement of the company's capital allocation, aiming to maximize value.

About the assets

POT-M-853 and POT-M-855 Blocks: the exploratory blocks were acquired in the 7th Bidding Round of the National Petroleum Agency (ANP) in 2006. Petrobras currently holds a 100% stake and is conducting the Discovery Assessment Plan for the Pitu well, with a firm commitment to drill an exploratory well (Pitu Oeste well) scheduled for 2023.

POT-M-762 Block: the exploratory block was acquired in the 15th ANP Bidding Round in 2018 and Petrobras holds a 100% stake. Petrobras plans to drill the Anhangá well (Anhangá Exploratory Opportunity) between 2023 and 2024.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer